JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609-7732 jgoodman@vedderprice.com
March 25, 2013

VIA EDGAR Mr. Vince DiStefano Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Wilshire Mutual Funds (the “Registrant” or “Company”)
Registration Nos. 333-50390 and 811-07076

Dear Mr. DiStefano:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on February 28, 2013 regarding the Registrant’s Post-Effective Amendment No. 51 to its Registration Statement on Form N-1A filed on January 23, 2013 (the “PEA”), pursuant to Rule 485(a)(2) under the Securities Act of 1933.  The Registrant subsequently filed a delaying amendment, so changes in response to the comments below will be reflected in Post-Effective Amendment No. 53 to the Registrant’s Registration Statement.  As you requested, this letter is being filed via EDGAR.

Prospectus

1.
Comment:  With respect to the Large Company Growth and Large Company Value Portfolios, please confirm that the market capitalization rate of $250 million is correct, as it seems small for a large cap fund.  Also, is this the threshold for the 80% test?  If so, please explain how this is consistent with Rule 35d-1.

Response:  The minimum market capitalization level of $250 million for the Large Company Growth and Large Company Value Portfolios is correct. The Registrant expects the weighted average market capitalization to range from $20 billion to $60 billion, roughly in-line with current benchmark levels. However, with respect to minimum market capitalization, it is not unusual for securities of this size to be included in either the benchmark or the Portfolios. As of December 31, 2012, the smallest security in the Russell 1000 Index had a market capitalization of $211 million.

Mr. Vince DiStefano
March 25, 2013

The Portfolios consider the minimum market capitalization level of $250 million to be the threshold for each Portfolio’s 80% test and considers such threshold to be in compliance with Rule 35d-1 (the “Rule”).  Footnote 43 to the Rule’s Adopting Release states that an investment company may use any reasonable definition to describe the terms used in its name.  For the reasons discussed above, the Registrant believes that the threshold is a reasonable definition.

2.	Comment: With respect to the large cap and small cap portfolios, please explain why the market capitalization range is as of December 31, 2012. Is this the date that the indices are reconstituted?

Response:  Each market capitalization range mirrors that of a specified benchmark, which changes annually. While December 31, 2012 is not the date the indices are reconstituted, the Registrant has listed this date to be associated with the capitalization range. The Registrant expects this range to move over time, generally in lock-step with the overall equity market.

3.
Comment:  With respect to the portfolios with multiple sub-advisers, please explain how the investment adviser allocates and reallocates the portfolio among the sub-advisers.  If it is reallocated frequently, please disclose.

Response:  The investment adviser seeks to build a diversified portfolio of sub-advisers with complimentary investment styles and approaches. In this sense, the investment adviser’s process is similar to building a diversified portfolio of stocks, bonds, and cash. Allocations to sub-advisers are based on long-term strategic policy and tend to be persistent over time. The investment adviser rebalances the allocations annually to ensure compliance with intended target allocations.  Accordingly, the Registrant has not added disclosure that the Portfolios are reallocated frequently.

4.
Comment:  With respect to the Large Company Growth Portfolio’s principal investment strategy, please clarify how Cornerstone Capital Management, Inc.’s (“Cornerstone”) focus on companies with market capitalizations over $1 billion is consistent with the Fund’s large cap strategy.  Also, please disclose when/how Cornerstone determines to sell their securities.

Mr. Vince DiStefano
March 25, 2013

Response:  The Russell 1000 Growth Index is the stated benchmark for the Portfolio, as well as for Cornerstone. As of December 31, 2012, market capitalizations in the Index ranged from a low of $76 million to a high of $415 billion, and had a median market capitalization of $4.5 billion. Companies with market capitalizations under $1 billion represented, in aggregate, less than 1% of total benchmark value. With these attributes in mind, the Registrant believes Cornerstone’s focus on companies with market capitalizations over $1 billion is consistent with the Portfolio’s large cap strategy.  Disclosure has been added with respect to when Cornerstone sells its securities.

5.
Comment:  With respect to the Large Company Growth Portfolio, in the Principal Investment Strategies section describing L.A. Capital, please disclose the benchmark name that is being referenced in the paragraph.  In addition, in the same paragraph, please explain in plain English what “alpha” is.

Response:  The benchmark for Large Company Growth Portfolio, as well as for L.A. Capital, is the Russell 1000 Value Index. The technical definition of “alpha” is beta-adjusted excess returns. In plain English, it is the measure of performance on a risk adjusted basis. In referencing “alpha,” L.A. Capital is attempting to convey whether a security, based on its quantitative evaluation, has attributes that may cause it to outperform the specified market benchmark.  The Portfolio’s disclosure has been revised accordingly.

6.	Comment: Given the Large Company Growth and Large Company Value Portfolios’ capitalization range, please include disclosure relating to small cap risk.

Response:  The Portfolios invest primarily in companies with an average market capitalization of greater than $250 million, which the Registrant believes to be characteristic of  “large cap” companies as discussed above.  Accordingly, small cap risk disclosure has not been added.

7.
Comment:  With respect to the Large Company Value Portfolio’s principal investment strategy, there is a reference to foreign securities traded on U.S. markets (under Systematic Financial Management, L.P).  Accordingly, please add foreign investment risk disclosure.

Response:  Foreign investment risk disclosure has been added.

Mr. Vince DiStefano
March 25, 2013

8.
Comment:  With respect to the Small Company Growth and Small Company Value Portfolios, please confirm that the market capitalization of $10 million – $5 billion is correct, as the upper limit seems high for a small capitalization company.

Response:  Yes, the market capitalization range of $10 million – $5 billion for the Small Company Growth and Small Company Value Portfolios is correct. The reasonableness of this range is best judged against the market capitalization range of the Small Company Growth and Small Company Value Portfolios’ benchmarks, which are the Russell 2000 Growth Index and Russell 2000 Value Index, respectively. As of December 31, 2012, the market capitalizations ranged from a low of $1 million to a high of $3.4 billion, and had a median market capitalization of approximately $250 million for both benchmarks. Accordingly, the Registrant believes the upper limit of $5 billion is reasonable.

9.
Comment:  With respect to the Wilshire 5000 Index Fund’s principal investment strategy, please add disclosure discussing the extent to which the Fund invests in companies included in the Wilshire 5000 Index.  Also, please explain what “primarily” means and how the statement complies with Rule 35d-1?

Response:  The Fund seeks to invest assets only in those stocks included in the Wilshire 5000 Index. There may be periods of time, however, during which a very small minority of assets, generally less than 1%, will be invested in stocks not listed in the Index due to a recent reconstitution or other similar event.  Accordingly, the Registrant has added disclosure to clarify that “primarily” means at least 80% of the Fund’s assets will be invested in those stocks included in the Wilshire 5000 Index, which is in compliance with Rule 35d-1.

10.
Comment:  With respect to the Wilshire 5000 Index Fund’s principal investment strategy, please explain  “stratified sampling” and “acceptable parameter” in plain English.  In addition, please disclose the cap range of the securities in which the Fund invests and include risk disclosure relating to small and mid-cap securities, as applicable.

Response:  When an index has a small list of readily tradable constituents, as is the case with the S&P 500 Index, a manager seeking to replicate its performance will simply buy all benchmark securities. However, when an index has a large number of constituents that are not readily tradable, as is the case with the Wilshire 5000 Index, it is generally preferable to separate the index into cells or stratas aligned by risk factor (e.g., capitalization, industrial sector, style, etc.) and select a representative sample of securities from each stratum. This practice is referred to as “stratified sampling.” In most cases, the Fund  is “optimized” to select securities for the representative sample so that portfolio characteristics such as sector weights, beta, market capitalization, etc. are within acceptable parameters. The Fund may invest in companies of any size.  Accordingly, risk disclosure relating to small cap securities has been added.

Mr. Vince DiStefano
March 25, 2013

11.
Comment:  With respect to the Wilshire International Equity Fund’s principal investment strategy, given the Fund’s name, please clarify that the Fund invests in companies organized or located outside of the U.S. (vs. U.S. companies doing business internationally).

Response:  The disclosure describing the Fund’s principal investment strategy has been revised to clarify that the Fund invests in companies organized or located outside of the U.S.

12.
Comment:  Given that the Wilshire International Equity Fund has risk disclosure relating to small-cap companies, please provide disclosure in the principal investment strategy section indicating that the Fund invests in small-cap companies.

Response:  Disclosure has been added indicating that the Fund invests in small-cap companies.

13.	Comment: Please add portfolio turnover risk given that the Wilshire International Equity Fund has had a high portfolio turnover rate in the past.

Response:  High portfolio turnover risk disclosure has been added.

14.	Comment: Please update the disclosure under Federal Income Tax Information, as applicable.

Response:  This disclosure has been updated.

SAI

15.
Comment:  Under Investment Restrictions, please clarify that the statement “Subsequent changes in value in a portfolio’s total assets will not result in a violation of the percentage limitations”  does not apply to borrowings.  Also, please state that that with respect to borrowings, any overage must be reduced within three business days.

Response:  This disclosure has been updated.

Mr. Vince DiStefano
March 25, 2013

16.	Comment: With respect to the statement relating to the investment restrictions on commodities following the fundamental restrictions, what is the basis for this statement?

Response:  The basis of this statement is the enactment of the Dodd-Frank Act which reclassified swaps and certain other derivatives instruments as commodities.

17.	Comment: Please add “Over the Past Five Years” to the Other Directorships column in the Trustee table.

Response:  The Registrant believes the table is in compliance with Form N-1A, Item 17.  Accordingly, the table has not been revised.

18.	Comment: Please update the disclosure in the Dividends, Distributions and Federal Income Taxes section.

Response:  This disclosure has been updated.

*           *           *           *           *

Mr. Vince DiStefano
March 25, 2013

If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours, /s/Jennifer M. Goodman